

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2017

<u>Via Email</u>

Thomas J. Poletti
Manatt, Phelps & Phillips, LLP
695 Town Center Drive, 14th Floor
Costa Mesa, CA 92626

> **Re: Monster Digital, Inc.**
> **Schedule TO-I**
> **Filed September 25, 2017**
> **File No. 5-90111**

Dear Mr. Poletti:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review focused on the matters addressed in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Schedule TO – General</u>

1. In your response letter, please identify the exemption from the registration requirements of Section 5 of the Securities Act of 1933 upon which you believe you may rely in connection with the current offer/sale of the common shares underlying the Amended Warrants to be issued in this offer. In this regard, we note that pursuant to the terms of this exchange offer, the Amended Warrants are immediately exercisable. In addition, we note the disclosure that the registration statement for the common shares underlying some of the Original Warrants has lapsed and that "all shares of common stock issuable upon exercise of the Original Warrants or Amended Warrants are 'restricted securities.'"

Offer to Amend and Exercise – Summary of Terms, page 1

2.   In the Conditions section on page 2 of the Summary Term Sheet, as we understand the
        disclosure, you state that tenders will not be accepted from holders of Original Warrants
        who cannot certify that they are accredited investors as defined in Rule 501(a). See also,
        the disclosure under "Eligible Holders" on page 1 of this section and the disclosure in the
        Conditions to the Offer to Amend and Exercise section on page 56 of the offer materials.
        Please provide an analysis as to how this complies with the all-holders provisions of Rule
        13e-4(f)(8)(i).

Conditions to the Offer to Amend and Exercise, page 56

3.   Refer to the condition listed in (i) here. All offer conditions must be satisfied or waived
        as of the expiration of the offer, when tendering holders' right to withdraw from the offer
        is suspended. Since this offer expires on October 30, 2017 and the shareholder meeting
        to approve the merger does not take place until October 31, 2017 and the issuance of
        additional shares to be issued upon exercise of the Amended Warrants, it does not appear
        that this offer condition can be satisfied as of the expiration of the offer. Please revise or
        advise.

4.   See our last comment above. Expand condition (i) to specify the term of the offer
        condition. That is, explain what Monster Digital shareholders must approve under
        Proposal 6.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please direct any questions about these comments or your filing to me at 202-551-3263.

                                        Sincerely,

                                        /s/ Christina Chalk

                                        Christina Chalk
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions